UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DallasNews Corporation
(Name of Issuer)

Series A Common Stock - $.01 Par Value Per Share
(Title of Class of Securities)

235050101
(CUSIP Number)

November 15, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 235050101
1	Denver J. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
266,120 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
266,120 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,120 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%
12	TYPE OF REPORTING PERSON
IN

Page 2 of 7 pages

CUSIP No. 235050101
1	CRC Founders Fund, LP 81-2726593

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
266,120 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
266,120 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,120 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%
12	TYPE OF REPORTING PERSON
PN

Page 3 of 7 pages

CUSIP No. 235050101
1	Carlson Ridge Capital, LLC 81-2715736

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
266,120 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
266,120 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,120 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%
12	TYPE OF REPORTING PERSON
OO

Page 4 of 7 pages

Item 1(a).	Name of Issuer:

DallasNews Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 224866, Dallas, Texas, 75222-4866

Item 2(a).	Name of Person Filing:

Denver J. Smith

CRC Founders Fund, LP

Carlson Ridge Capital, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

CRC Founders Fund, LP, and Carlson Ridge Capital, LLC are both located at 1528 Wazee Street, Denver, CO 80202. Denver J. Smith’s residence is located at 350 S Race Street, Denver, CO 80209.

Item 2(c).	Citizenship:

CRC Founders Fund, LP, and Carlson Ridge Capital, LLC are organized under the laws of the state of Delaware. Mr. Smith is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Series A Common Stock - $.01 Par Value Per Share

Item 2(e).	CUSIP Number: 235050101

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

CRC Founders Fund, LP

(a)	Amount Beneficially Owned: 266,120 shares
(b)	Percent of Class: 5.62%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See cover page items 1 - 8
(ii)	shared power to vote or to direct the vote: See cover page items 1 - 8
(iii)	sole power to dispose or to direct the disposition of: See cover page items 1 - 8
(iv)	shared power to dispose or to direct the disposition of: See cover page items 1 - 8

Denver J. Smith

(a)	Amount Beneficially Owned: 266,120 shares
(b)	Percent of Class: 5.62%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See cover page items 1 - 8
(ii)	shared power to vote or to direct the vote: See cover page items 1 - 8
(iii)	sole power to dispose or to direct the disposition of: See cover page items 1 - 8
(iv)	shared power to dispose or to direct the disposition of: See cover page items 1 - 8

Page 5 of 7 pages

Carlson Ridge Capital, LLC

(a)	Amount Beneficially Owned: 266,120 shares
(b)	Percent of Class: 5.62%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See cover page items 1 - 8
(ii)	shared power to vote or to direct the vote: See cover page items 1 - 8
(iii)	sole power to dispose or to direct the disposition of: See cover page items 1 - 8
(iv)	shared power to dispose or to direct the disposition of: See cover page items 1 - 8

Explanatory Note: Denver J. Smith is the Managing Member of Carlson Ridge Capital, LLC. Carlson Ridge Capital, LLC, as the investment manager of CRC Founders Fund, LP, may be deemed the beneficial owner of 266,120 shares held by CRC Founders Fund, LP. Mr. Smith, as managing member of Carlson Ridge Capital, LLC, may be deemed beneficial owner of the 266,120 shares held by CRC Founders Fund, LP. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Units reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99-1

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024	/s/ Denver J. Smith
	Name:	Denver J. Smith
	Title:	Self

Dated: November 21, 2024	/s/ Denver J. Smith
	Name:	CRC Founders Fund, LP
	Title:	Managing Member

Dated: November 21, 2024	/s/ Denver J. Smith
	Name:	Carlson Ridge Capital, LLC
	Title:	Managing Member

Page 7 of 7 pages